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                     February 15, 2022

       Brian Recatto
       Chief Executive Officer
       Heritage-Crystal Clean, Inc.
       2175 Point Boulevard
       Suite 375
       Elgin, IL 60123

                                                        Re: Heritage-Crystal
Clean, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed February 11,
2022
                                                            Registration
Statement on Form S-3
                                                            Filed February 9,
2022
                                                            File No. 333-262605

       Dear Mr. Recatto:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at (202) 551-3642 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation
       cc:                                              Heidi Steele, Esq.